[redacted]

BB 3/5

09057891

UNITED STATES
'IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51892 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PLANET BROKERAGE, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 BATTERY PLACE, SUITE 7F
(No. and Street)

NEW YORK (City) — NY (State) 10280 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JONAH MEER 212-945-2080
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GARTNER, GERALD
(Name – *if individual, state last, first, middle name*)

10 STUYVESANT LANE, (Address) LAWRENCE (City) NY (State) 11559 (Zip Code)

SEC Mail Processing Section
FEB 26 2009
Washington, DC
101

PROCESSED
MAR 13 2009
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/12

# OATH OR AFFIRMATION

I, JONAH MEER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PLANET BROKERAGE, LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MAUREEN TRAGOMA
Notary Public, State of New York
No. 01TR4816089
Qualified in Kings County
Commission Expires Feb. 17, 2010

Maureen Tragoma
Notary Public

[signature]
Signature

MANAGING MEMBER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Planet Brokerage, LLC**
**(S.E.C. I.D. No. 8-51892)**
**Financial Statements and Supplemental Schedules**
**For the year ended December 31, 2008 and Report of Independent Accountants and Supplemental Report on Internal Control**

**Report of Independent Accountants**

Dear Member,

We have audited the accompanying statement of financial condition of Planet Brokerage, LLC as of December 31, 2008, and the related statements of operations, cash flows, partners' equity, and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the December 31, 2008 financial statements referred to above present fairly, in all material respects, the financial position of Planet Brokerage, LLC at December 31, 2008, and the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Lawrence, New York
February 20, 2009

**Planet Brokerage, LLC**
**Statement of Financial Condition**
**December 31, 2008**

**Assets**

| | | |
|---|---|---|
| Cash | $ 70,825 | |
| Commissions Receivable | 13,193 | |
| Prepaid Insurance | 246 | |
| **Total assets** | | $ 84,264 |

**Liabilities and Member's Equity**

| | | |
|---|---|---|
| Accrued Expenses | $ 10,060 | |
| **Total liabilities** | | $ 10,060 |
| **Total Member's Equity** | | 74,204 |
| **Total Liabilities and Member's Equity** | | $ 84,264 |



The accompanying notes are an integral part of these financial statements.

**Planet Brokerage, LLC**
**Statement of Operations**
**For the year ended December 31, 2008**

| | | |
|---|---|---|
| Revenues | | |
| Commissions | $ 85,604 | |
| **Total revenues** | | $ 85,604 |
| Expenses | | |
| Consulting Expense | $69,000 | |
| Professional | 5,623 | |
| Office expenses | 3,123 | |
| Regulatory fees and expenses | 845 | |
| Computer expense | 720 | |
| Insurance expenses | 301 | |
| Other expenses | 36 | |
| **Total expenses** | | $ 79,648 |
| **Net Income** | | $ 5,956 |



The accompanying notes are an integral part of these financial statements.

**Planet Brokerage, LLC**
**Statement of Operations**
**For the year ended December 31, 2008**

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net Income | | $ 5,956 |
| Adjustments to reconcile net income to net cash provided by operating activities. | | |
| Effect on cash flows of changes in: | | |
| (Increase) in Commissions Receivable | (13,193) | |
| Decrease in Prepaid Assets | 301 | |
| Increase in Accrued Expenses | 8,762 | |
| Total Adjustments | | $ (4,130) |
| **Net Cash from operating activities** | | $ 1,826 |
| Cash flows from financing activities | | 0 |
| Cash flows from investing activities | | 0 |
| Increase (Decrease) in cash | | $ 1,826 |
| Cash, beginning of year | | $ 68,999 |
| Cash, end of year | | $ 70,825 |
| **Supplemental disclosures of cash flow information** | | |
| Cash paid for interest and securities loaned fees | | $ 0 |
| Cash paid for income taxes | | $ 0 |



The accompanying notes are an integral part of these financial statements.

**Planet Brokerage, LLC**
**Statement of Changes in Member's Equity**
**For the year ended December 31, 2008**

| | EQUITY |
|---|---|
| Balance, December 31, 2007 | $ 68,248 |
| Net Income | 5,956 |
| Balance, December 31, 2008 | $ 74,204 |



The accompanying notes are an integral part of these financial statements.

**Planet Brokerage, LLC**
**Statement of Changes in Liabilities Subordinated to Claims of General Creditors**
**For the year ended December 31, 2008**

| | |
|---|---|
| Liabilities subordinated to claims of general creditors – December 31, 2007 | $ 0 |
| Liabilities subordinated to claims of general creditors – December 31, 2008 | $ 0 |



The accompanying notes are an integral part of these financial statements.

## 1. Organization

Planet Brokerage, LLC ("the Company") is a New York Limited Liability Company that was formed on June 9, 1999, under the name jBroker LLC. On January 1, 2006 the Company changed its name to Planet Brokerage, LLC. The Company was formed for the purpose of becoming a registered broker dealer pursuant to Section 15 (b) of the Securities Exchange Act of 1934.

On February 16, 2000 NASD Regulation Inc. granted the Membership application of the Company in the National Association of Securities Dealers, Inc. and the Company was given permission to commence operations on March 23, 2000. On February 9, 2001 the Company commenced operations.

## 2. Summary of Significant Accounting Policies

The Company is a registered broker-dealer under the Securities Exchange Act of 1934.

The Company is primarily engaged as an agency broker seeking to match up parties to their appropriate counter parties, and assisting where necessary in the structuring of the transaction.

Due to the Company's business objectives it has not entered into, nor has it been required to enter into, any clearing agreements. Accordingly the Company does not hold any customer assets, nor is it engaged in any activities that would call it to so hold any customer assets. Should the Company require a clearing agreement it would be subject to approval by FINRA.

## 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $70,163, which was $65,163 in excess of its required minimum net capital of $5,000.

## 4. Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value.

**5. Income Recognition, Accounts Receivable**

Commissions earned by the Company are reported as earned in the accompanying statements of income. It is the Company's policy to regularly review the accounts receivable aging for specific accounts, with emphasis on accounts over 90 days past due, and set up an allowance for accounts when collection is uncertain, in addition to maintaining a general allowance. Customers' accounts are written off when all attempts to collect have been exhausted.

**6. Consulting Expenses**

The Company has engaged two consultants to assist the Company overseas in marketing its services as well as performing operational functions on a non-exclusive basis at a cost of $15,000 per month commencing January 1, 2008. The Company however is only obligated to make payments to the extent of its cash flows. During 2008 the Company paid or accrued $69,000 expenses for consultants. The Company may in its sole discretion provide bonuses to such consultants.

**7. Payables**

Accrued expenses payable consists primarily of consulting fees payable for services rendered.

**8. Income Taxes**

The Company is a single member Limited Liability Company. Any tax liability is that of its members only and is reported on the member's individual tax return. The Company may choose to make funds available to meet the incremental share of the member's tax liability attributable to taxable profits generated, if any, by the Company.

**9. Concentration of Credit Risk**

Financial instruments that potentially subject the Company to risk of loss consist principally of accounts receivable and deposits with financial institutions.

The Company maintains a checking account at a major financial institution. The combined amount of the bank accounts, as reported by the bank, is not in excess of FDIC insured limits as of December 31, 2008.

**10. Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Planet Brokerage, LLC**
**Computation of Net Capital for Brokers and Dealers**
**Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934**
**December 31, 2008**

| | | |
|---|---|---|
| Net Capital | | |
| Member's equity | $ 74,204 | |
| **Total capital** | | $ 74,204 |
| Deduct | | |
| Non-allowable assets: | | |
| Prepaid insurance | 246 | |
| Aged Commissions Receivable | 3,795 | |
| **Net capital before haircuts, deductions and/or charges** | | $ 70,163 |
| Haircuts on securities positions, deductions and/or charges | | 0 |
| **Net capital** | | $ 70,163 |
| **Computation of basic net capital requirements** | | |
| Minimum net capital required | | $ 5,000 |
| **Excess net capital** | | $ 65,163 |

There are no material differences between the computation of the net capital as computed above and as reported by the Company in its Part III of Form X-17A-5 as of December 31, 2008.

**Gerald Gartner CPA**
**10 Stuyvesant Place**
**Lawrence, NY 11559**
**(516) 569-4715**

To the Members of
Planet Brokerage LLC
50 Battery Place, #7F
New York, New York 10280

Gentlemen:

In planning and performing our audit of the financial statements and supplemental schedule of Planet Brokerage LLC ("the Company") for the year ended December 31, 2008 we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17 a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11); (2) in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements caused by error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that may be material weakness under standards established by the American Institute of Certified Public Accountants. A material weaknesses is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Planet Brokerage LLC to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing.

This report is intended solely for the use of management, the SEC, the NASD and any other regulatory agencies, which rely on Rely 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Gerald Gartner
Certified Public Accountants (NY)

Lawrence, New York
February 20, 2009



END